Lions Gate Entertainment Corp.

2700 Colorado Avenue

Santa Monica, California 90404

March 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Robert Shapiro
Joel Parker
Cara Wirth
Taylor Beech

Re: Lions Gate Entertainment Corp.
Registration Statement on Form S-4
File No. 333-282630
Request for Effectiveness

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-282630) filed by Lions Gate Entertainment Corp. (“Lionsgate”) with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2024, as amended on November 27, 2024, December 31, 2024, January 27, 2025, February 24, 2025 and March 13, 2025 (the “Registration Statement”).

Lionsgate hereby requests that the Registration Statement be made effective at 4:00 p.m., Eastern Time, on March 14, 2025, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Fabiola Urdaneta at (212) 403-1121 or FUrdaneta@wlrk.com with any questions you may have concerning this letter, or if you require any additional information, and please notify her when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ James W. Barge
Name:	James W. Barge
Title:	Chief Financial Officer

cc:	Bruce Tobey

Executive Vice President and General Counsel

Lions Gate Entertainment Corp.

Adrian Kuzycz

Executive Vice President and Associate General Counsel

Lions Gate Entertainment Corp.

David Shapiro

Wachtell, Lipton, Rosen & Katz

Mark A. Stagliano

Wachtell, Lipton, Rosen & Katz